December 17, 2024

Roman Zhezhel
President
Alixo-Yolloo Corp.
Business Center Sunkar
Building 47B, Aktau
130002 Kazakhstan

       Re: Alixo-Yolloo Corp.
           Form 10-K for the Year Ended February 29, 2024
           File No. 333-272825
Dear Roman Zhezhel:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended February 29, 2024
Report of Independent Registered Public Accounting Firm, page 13

1.     Please amend your filing to include an audit report for the company which is
       compliant with Public Company Accounting Oversight Board (   PCAOB   )
standards
       for the year ended February 28, 2023. In this regard, please note that the PCAOB revoked the registration of your prior auditor, Gries & Associates, LLC. You can find
       a copy of the order on the PCAOB   s website at
https://assets.pcaobus.org/pcaob-
       dev/docs/default-source/enforcement/decisions/documents/105-2024-011-
       gries.pdf?sfvrsn=b9b25830_4. As this auditor is no longer registered with the
       PCAOB, you may not include their audit reports or consents in your filings with the
       Commission on or after the date of deregistration. Therefore, you should have a firm that is currently registered with the PCAOB re-audit the impacted years that are required to be included in your filings with the Commission.
 December 17, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology